EXHIBIT 99.11

CONSENT OF B. SCOTT
TO BEING NAMED AS A QUALIFIED PERSON

March 30, 2007

I hereby consent to being named and identified as a “qualified person” in connection with the mineral resource estimates in the Annual Information Form for the year ended December 31, 2006 (the “AIF”) and the annual report on Form 40-F of Kinross Gold Corporation.

I also hereby consent to the incorporation by reference of the information contained in the annual report on Form 40-F, and the Registration Statements on Form S-8 (Registration Statement Nos. 333-110208, 333-05776, 033-93926, 033-82450, 333-08936, 333-09004, 333-12662, 333-13744 and 333-13742) of Kinross Gold Corporation.

For the purposes of section 10.4(2) of National Instrument 44-101, I confirm that I have read the AIF and I have no reason to believe that there are any misrepresentations in the information contained therein that are derived from information I have prepared.

Sincerely,

/s/ B. Scott
B. Scott, P. Geo